

February 29, 2012

Via E-mail

Mr. Frank D. Martell
Chief Financial Officer
CoreLogic, Inc.
4 First American Way
Santa Ana, CA 92707-5913

> **Re: CoreLogic, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 001-13585**

Dear Mr. Martell:

We have reviewed your letter dated February 10, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 2, 2012.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

External cost of revenues, page 31

1.   We acknowledge your response to prior comment 1. However, we believe that the income statement presentation should conform with Rule 5-03 of Regulation S-X.   In this regard, the salaries and benefits should be presented in an applicable functional classification based on an allocation method the company deems appropriate.

Mr. Frank D. Martell
CoreLogic, Inc.
February 29, 2012
Page 2

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief